EXHIBIT 99.1

Elbit Vision Systems Announces Third Quarter 2014 Results

Revenues of $1.75 Million Growing 84% Year-Over-Year; GAAP Net Profit of $310 Thousand

CAESAREA, Israel, Nov. 17, 2014 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd. (OTCBB:EVSNF), a global provider of vision technology for automatic surface inspection and in-line quality monitoring systems, today announced its consolidated financial results for the three month period ending September 30, 2014.

Third Quarter 2014 Results

Revenues for the quarter were $1.75 million, representing an increase of 84% compared to $0.95 million in the third quarter of 2013.

Gross profit for the quarter was $956 thousand, representing 54.7% of revenues, compared to $358 thousand for the third quarter of 2013, representing 37.8% of revenues.

Operating income for the quarter was $264 thousand compared with an operating loss of $214 thousand in the third quarter of 2013.

Net income on a non-GAAP basis for the quarter was $256 thousand, compared to a net loss of $232 thousand in the third quarter of 2013. Net income on a GAAP basis was $310 thousand compared to a net loss of $236 thousand in the third quarter of 2013.

Management Comment

Sam Cohen, CEO of EVS commented, "We are pleased with our third quarter results, showing strong growth in revenue and a solid increase in profits. Our core business is growing nicely at around 20%. Our new growth engine iBar with over $1m in orders so far, is already making an initial impact on our revenues and gaining increased traction with customers. Our "land and expand" strategy of selling the iBar has meant that our initial sales will be translated into multiple iBar orders following the successful installations. Given the size of a typical production floor, there is significant potential to sell substantially more iBars into these customers. We therefore expect the iBar to increasingly contribute and accelerate our growth in the coming quarters."

"Looking ahead, we believe our growth momentum will continue, with further improvement in our profitability as our business expands. For the fourth quarter, we expect revenues at around $1.9 million. We are now looking to capitalize on iBar's initial success and scale up our business significantly in 2015," concluded Mr. Cohen.

Conference call details

The Company will also host a conference call today November 17, starting at 10:00 am ET. Sam Cohen, Chief Executive Officer and Yaron Menashe, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call:

US:	1 888 668 9141	at 10:00 am Eastern Time
Israel:	03 918 0609	at 5:00 pm Israel Time
International:	+972 3 918 0609

For those unable to participate, the teleconference will be available for replay on Elbit Vision Systems' website at http://www.evs.co.il/ beginning 24 hours after the call.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency. EVS' systems are used by over 800 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il.

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

FINANCIAL TABLES FOLLOW

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT SEPTEMBER 30, 2014
IN U.S. DOLLARS

	Sep-30		Dec-31
	2014	2013	2013

	U.S. dollars in thousands
	(except per share data)
Assets

CURRENT ASSETS:
Cash and cash equivalents	472	537	152
Restricted deposit (short term)	51	51	34

Trade Accounts receivable	1,077	992	1,013
Other receivable	150	206	120
Inventories	999	816	865
Total current assets	2,749	2,602	2,184

LONG-TERM RECEIVABLES:

Severance pay fund	226	290	296
Other long-term receivables and investment	100	177	87
Total long-term receivables	326	467	383

PROPERTY AND EQUIPMENT (net of accumulated depreciation and amortization)	27	35	31

OTHER ASSETS --
Goodwill	242	242	242

Total assets	3,344	3,346	2,840

	Sep-30		Dec-31
	2014	2013	2013

	U.S. dollars in thousands
	(except per share data)
Liabilities and shareholders' equity

CURRENT LIABILITIES:
Credit from banks	183	179	183
Current Maturities of Loan from Shareholder and Other	370	370	370

Trade account payable	788	555	738
Deferred revenues	322	80	38
Other payables	492	409	523
Total current liabilities	2,155	1,593	1,852

LONG-TERM LIABILITIES:
Long Terms Loans (Net of current maturities)	571	922	838
Other Long Terms liabilities	619	733	708
Accrued severance pay	233	308	314
Total long-term liabilities	1,423	1,963	1,860
Total liabilities	3,578	3,556	3,712

SHAREHOLDERS' DEFICIENCY	(234)	(210)	(872)

Total liabilities and shareholders' deficiency	3,344	3,346	2,840

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE AND THREE-MONTHS PERIOD ENDED SEPTEMBER 30, 2014
IN U.S. DOLLARS

	9 months ended		3 months ended		year ended
	Sep-30		Sep-30		December 31,
	2014	2013	2014	2013	2013

	U.S. dollars in thousands (except per share data)

REVENUES	4,659	3,387	1,748	948	4,258

COST OF REVENUES	2,257	1,813	792	590	2,479
GROSS PROFIT	2,402	1,574	956	358	1,779

RESEARCH AND DEVELOPMENT EXPENSES – net	403	456	171	139	625
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling	805	756	331	231	1,022
General and administrative	545	573	190	202	866

OPERATING PROFIT	649	(211)	264	(214)	(734)

FINANCIAL INCOME (EXPENSES) - net	(148)	(115)	46	(22)	(278)

PROFIT (LOSS) BEFORE TAXES ON INCOME	501	(326)	310	(236)	(1,012)

TAXES ON INCOME	--	--	--	--	--

NET PROFIT (LOSS) FOR THE PERIOD	501	(326)	310	(236)	(1,012)

PROFIT PER SHARE BASIC	0.006	(0.004)	0.004	(0.003)	(0.013)
PROFIT PER SHARE DILUTED	0.006	(0.004)	0.004	(0.003)	(0.013)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF LOSS PER SHARE:
BASIC (IN THOUSANDS)	81,521	77,334	82,965	80,798	78,155
DILUTED (IN THOUSANDS)	81,521	77,334	82,965	80,798	78,155
CONTACT: Company Contact Information:
         Yaron Menashe, CFO
         Tel: +972 4 6107609
         yaron@evs.co.il

         Investor Relations Contact:
         Ehud Helft, Kenny Green
         Tel: +1 646 201 9246
         evs@gkir.com